UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AppFolio, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Maurice J. Duca

c/o IGSB, Inc.

1485 E Valley Road, Suite H

Santa Barbara, CA 93108

(805) 969-9292

With a copy to:

Larry W. Sonsini

Jose F. Macias

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100

1.	NAMES OF REPORTING PERSONS Maurice J. Duca
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,776,371
	8.	SHARED VOTING POWER 104,503
	9.	SOLE DISPOSITIVE POWER 6,776,371
	10.	SHARED DISPOSITIVE POWER 104,503

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,880,874
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*

In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person’s beneficial ownership percentage was determined by dividing (a) the sum of (i) the outstanding Class A Shares (as defined below) beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon conversion of the outstanding Class B Shares (as defined below) beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 20,649,685 Class A Shares reported by the Issuer (as defined below) as being outstanding as of February 2, 2023, and (ii) the 6,532,996 Class A Shares that the Reporting Person is entitled to acquire upon conversion of the Reporting Person’s Class B Shares at any time within the next 60 days.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 10, 2022 (as amended, the “Schedule 13D”), by the Reporting Person relating to the Shares. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

On March 1, 2023, the Board appointed Olivia Nottebohm as a director of the Issuer, effective as of March 1, 2023. Ms. Nottebohm was recommended for membership on the Board by Mr. Duca.

Ms. Nottebohm is a consultant to IGSB, Inc. (“IGSB”) on strategy and related matters across IGSB’s operations. The Reporting Person controls IGSB and, through various investment vehicles, is the Issuer’s largest stockholder. The Reporting Person has agreed to pay Ms. Nottebohm 35 percent of the net gain on the equivalent of 35,714 shares of the Issuer’s Class A Shares each year for the next eight years, which amount may be paid in cash or shares of the Company’s Class A Shares. The net gain will be based on a $100 per share starting value and the 10-day average of the final closing price of the shares prior to the date of payment, as reported by The Nasdaq Global Market. The first payment is scheduled to be made on the one-year anniversary of Ms. Nottebohm’s appointment to the Board. No part of such payment will come from the Issuer.

Item 5.	Interest in Securities of the Issuer

The first paragraph under Item 5(a) and (b) is amended and restated as follows:

(a) and (b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. As of 4:00 p.m., Eastern time, on March 3, 2023, the Reporting Person beneficially owned 6,880,874 Shares, representing approximately 25.3% of the outstanding Class A Shares. Such percentage was calculated by dividing (a) the sum of (i) the outstanding Class A Shares beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon conversion of the outstanding Class B Shares beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 20,649,685 Class A Shares reported by the Issuer as being outstanding as of February 2, 2023, and (ii) the 6,532,996 Class A Shares that the Reporting Person is entitled to acquire upon conversion of his Class B Shares at any time within the next 60 days. Based on the 14,746,432 Class B Shares reported by the Issuer as being outstanding as of February 2, 2023, the Reporting Person’s beneficial ownership of Shares represents 39.1% of the Issuer’s total voting power. All outstanding Share numbers are taken from the Issuer’s Annual Report in Form 10-K for the fiscal year ended December 31, 2022.

The fifth paragraph under Item 5(a) and (b) is amended and restated as follows:

A private foundation, of which the Reporting Person is the president and one of five members of its board of directors, owns 84,653 Class A Shares and 12,828 Class B Shares. Although such Shares are included in this Statement, the Reporting Person (1) does not have any pecuniary interest in such shares; and (2) disclaims beneficial ownership of such Shares because decisions with respect to the voting and disposition of these Shares are subject to the oversight of, and the approval of not less than three of, the foundation’s five-member board of directors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: March 6, 2023

/s/ Maurice Duca
Maurice Duca

Annex A

Transactions by the Reporting Person in the Past 60 Days

The following table sets forth all transactions with respect to the Shares effected in the last 60 days by or on behalf of the Reporting Person, inclusive of any transactions effected through 4:00 p.m., Eastern time, on March 3, 2023.

None.